UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

September 13, 2021

Date of report (Date of earliest event reported)

SUPPORT.COM, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-37594	94-3282005
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

1521 Concord Pike (US 202), Suite 301 Wilmington, DE 19803
(Address of Principal Executive Offices) (Zip Code)

(650) 556-9440

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	SPRT	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events

As previously disclosed, on March 19, 2021, Support.com, Inc. (the “Company”), Greenidge Generation Holdings Inc. (“Greenidge”) and GGH Merger Sub, Inc. (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Upon the terms and subject to the conditions described in the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Greenidge.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Company common stock, par value $0.0001 per share (the “Company Common Stock”), issued and outstanding immediately prior to the Effective Time will be cancelled and extinguished and automatically converted into the right to receive 0.115 shares (the “Exchange Ratio”) of Greenidge Class A common stock, par value $0.0001 per share (the “Greenidge Class A Common Stock”), plus cash in lieu of any fractional shares of Greenidge Class A Common Stock.

On September 13, 2021, the Company and Greenidge issued a joint press release announcing the Exchange Ratio, that the Merger is expected to close on September 14, 2021 (subject to the satisfaction or waiver of all closing conditions contained in the Merger Agreement) and that the Greenidge Class A Common Stock is expected to begin trading on The Nasdaq Global Select Market under the ticker symbol “GREE” on September 15, 2021. The full text of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit

99.1	Press Release of the Company and Greenidge, dated September 13, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 13, 2021

SUPPORT.COM, INC.

By:	/s/ Lance Rosenzweig
Name:	Lance Rosenzweig
Title:	President and Chief Executive Officer

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Exhibit 99.1

Support.com and Greenidge Generation Holdings Inc. Announce Update on Merger Closing

Los Angeles, CA and Dresden, NY– September 13, 2021 – Support.com, Inc. (NASDAQ: SPRT), a leader in customer and technical support solutions delivered by home-based employees, and Greenidge Generation Holdings Inc. (“Greenidge”), a vertically integrated bitcoin mining and power generation company, today announced an update regarding their previously announced pending merger transaction. The parties expect the pending merger to close and become effective at the close of trading on September 14, 2021 (subject to the satisfaction or waiver of all closing conditions contained in the merger agreement), and shares of Greenidge Class A common stock to begin trading on The Nasdaq Global Select Market under the ticker symbol “GREE” on September 15, 2021.

In addition, pursuant to the terms of the merger agreement, the parties are announcing the final exchange ratio for the exchange of shares in the pending merger. Subject to the terms and conditions of the merger agreement, at the effective time of the merger, each share of Support.com, Inc. common stock issued and outstanding immediately prior to the effective time will be cancelled and extinguished and automatically converted into the right to receive 0.115 shares of Greenidge Class A common stock, plus cash in lieu of any fractional shares of Greenidge Class A common stock resulting from such calculation.

About Support.com

Support.com, Inc. is a leading provider of customer and technical support solutions delivered by home-based employees. For more than twenty years, the company has achieved stellar results for global enterprise clients and top-tier businesses. Support.com’s proven, omnichannel solutions have been specifically designed and optimized for the homesourcing™ environment, resulting in industry-leading NPS scores and first call resolution rates. The company efficiently meets changing client needs through its highly scalable, global network of home-based employees and secure, proprietary, cloud-based platforms. For more information, please visit www.support.com.

Support.com, Inc. is an Equal Opportunity Employer. For more information, visit http://www.support.com/about-us/careers.

© 2021 Support.com, Inc. All rights reserved. Support.com and the Support.com logo are trademarks or registered trademarks of Support.com, Inc. in the United States and other countries. All other marks are the property of their respective owners.

About Greenidge Generation Holdings Inc.

Greenidge Generation Holdings Inc. is a vertically integrated bitcoin mining and power generation company with operations in Upstate New York and plans to expand operations to South Carolina. Boasting an environmentally-sound 106MW natural gas plant that has undergone a remarkable transformation in recent years, Greenidge enjoys significant competitive advantages including low fixed costs, an efficient mining fleet, in-house operational expertise and low power costs due to its access to some of the least expensive natural gas in North America. Greenidge Generation Holdings Inc. (“Greenidge”) is a vertically integrated bitcoin mining and power generation company. Greenidge is committed to 100% carbon-neutral bitcoin mining at all of its locations by utilizing low-carbon sources of energy and offsetting its carbon footprint. Greenidge currently operates one facility in Upstate New York and expects to expand operations to a second location in South Carolina in the upcoming months, which will source the majority of its electricity from zero-carbon sources.

Safe Harbor Statement

This announcement may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, all statements relating to Support.com’s plans to build an enterprise-ready leader in homesourcing™. Such forward-looking statements are based on current expectations and information that involve a number of uncertainties and risks that may cause actual events or results to differ materially from those indicated by such forward-looking statements, including Support.com’s ability to retain and grow major programs, Support.com’s ability to expand and diversify its customer base, Support.com’s ability to maintain and grow revenue, any acquisitions Support.com may make, Support.com’s ability to successfully develop new products and services, Support.com’s ability to manage its workforce, Support.com’s ability to operate in markets that are subject to extensive regulations, Support.com’s ability to control expenses, achieve desired margins and maintain or improve gross margin, Support.com’s dependence on a small number of customers and partners, Support.com’s ability to attract, train and retain talented employees, potential intellectual property, class action or other litigation, fluctuations in government laws and regulations, Support.com’s ability to utilize and realize the value of our net operating loss carryforwards and how they could be substantially limited or permanently impaired, Support.com’s ability to execute any cost reduction program, any expenses or reputational damage associated with resolving customer warranty and/or indemnification claims, Support.com’s ability to manage the effects of any cost reduction plan on its workforce and other operations, and the occurrence of any event, change, or other circumstances that could give rise to the termination of the proposed merger or delay in the closing of the proposed merger. Many of the foregoing risks and uncertainties are, and will be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. More information on these risks and other potential factors that could affect Support’s business and financial results is included in Support.com’s filings with the SEC, including in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Support.com’s most recently filed periodic reports on Form 10-K/A and Form 10-Q and subsequent filings. Support.com assumes no obligation to update any forward-looking statements or information, which speak as of their respective dates.

Additional factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include but are not limited to: (i) the ability to recognize the anticipated objectives and benefits, including tax benefits, of the proposed merger; (ii) changes in applicable laws, regulations or permits affecting Greenidge’s operations or the industries in which it operates, including regulation of the energy industry or regarding cryptocurrency; (iii) risks related to failure to obtain adequate financing on a timely basis and on acceptable terms with regard to growth strategies or operations; (iv) fluctuations in the market pricing of cryptocurrencies; (v) loss of public confidence in cryptocurrencies; (vi) the potential of cybercrime, money laundering, malware infections and phishing, and the costs associated with such issues; (vii) the potential of cryptocurrency market manipulation; (viii) the economics of mining cryptocurrency, including as to variables or factors affecting the cost, efficiency and profitability of mining; (ix) the availability, delivery schedule and cost of equipment necessary to maintain and grow the business and operations of Greenidge, including mining equipment, (x) the possibility that Greenidge may be adversely affected by other economic, business or competitive factors, including factors affecting the industries in which it operates or upon which it relies and is dependent; (xi) an inability to expand successfully to other facilities, mine other cryptocurrencies or otherwise expand the business; (xii) any potential litigation involving either or both of Greenidge or Support.com in connection with the proposed merger; (xiii) costs and expenses relating to cryptocurrency transaction fees and fluctuation in cryptocurrency transaction fees; (xiv) Greenidge’s single operating facility may realize material, if not total, loss and interference as a result of equipment malfunction or break-down, physical disaster, data security breach, computer malfunction or sabotage; (xv) other risks and uncertainties related to the business plan, business strategy, acquisition strategy and buildout strategy of Greenidge; (xvi) the potential economic fallout resulting from the COVID-19 outbreak. The actual results, performance, or achievements of Greenidge could differ materially from the results expressed in, or implied by, any forward-looking statements. Greenidge does not undertake any obligation to update or revise any forward-looking statements included in this press release, whether as a result of new information, the occurrence of future events, changes in assumptions or otherwise, after the date of this press release.

Support.com Investor Contact

Jacob Moelter

IR@support.com

Greenidge Investor Contact

investorrelations@greenidge.com